SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,799,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,799,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,799,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 73,392,179 of the Issuer’s shares of common stock outstanding as of November 2, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,799,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,799,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,799,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 73,392,179 of the Issuer’s shares of common stock outstanding as of November 2, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 8

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on August 10, 2018, as amended by Amendment No. 1 filed on September 7, 2018 (as amended, the “Original Filing”), by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Stock Purchase Agreement

Pursuant to a Stock Purchase Agreement dated December 4, 2018, as amended, between Golden Harbor and Continental General Insurance Company (“Continental”), Golden Harbor purchased, and Continental sold, 9,752,729 shares of Common Stock at a price of $3.00 per share for an aggregate purchase price of $29,258,187.00 (the “Continental Stock Purchase Agreement”). The transaction closed on December 19, 2018. The Continental Stock Purchase Agreement contains customary terms regarding, among other things, representations and warranties. The source of the funding for the purchase of the Common Stock was the general working capital of Golden Harbor. The foregoing description of the Continental Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Continental Stock Purchase Agreement, which is filed as Exhibit 10 to this Schedule 13D, and incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons acquired the shares of Common Stock pursuant to the Continental Stock Purchase Agreement for investment purposes in the ordinary course of business.

Pursuant to the Purchase Agreement dated August 6, 2018, if at any time subsequent to the closing of the Transaction, Golden Harbor notifies the Issuer that it beneficially owns an aggregate of at least 20% of the total issued and outstanding Common Stock, then Golden Harbor has the right to designate an additional member of the Board. Golden Harbor will own more than 20% of the total issued and outstanding Common Stock after the closing of the transaction under the Continental Stock Purchase Agreement. Golden Harbor has informed the Issuer that it does not intend to designate an additional member of the Board at this time but Golden Harbor and the Issuer agree that Golden Harbor may exercise this right in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 73,392,179 shares of Common Stock outstanding as of November 2, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

(a) Golden Harbor and Joe Lewis beneficially own 18,799,229 shares of Common Stock which represents 25.6% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 8

None of the Reporting Persons has sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote of the 18,799,229 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to vote or direct the vote of any of the shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 18,799,229 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with the closing of the acquisition under the Continental Stock Purchase Agreement and pursuant to the Co-Investment Agreement and Investor Suitability Questionnaire dated September 7, 2018, Mr. Avery made an indirect co-investment of $845,000 in certain of the shares of Common Stock purchased by Golden Harbor from Continental (the “Shares Interest”). The Shares Interest is a contractual economic interest intended to mirror the economic terms, if any, of Golden Harbor’s investment in the shares. The Shares Interest represents solely an economic right and does not include any right to vote, any right to cause the disposition of the shares or any other rights of control. Mr. Avery is entitled to receive the economic benefit, if any, of the Shares Interest based on his cash investment divided by Golden Harbor’s total investment in the Shares Interest.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 8

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company, as amended by Amendment No. 1 to Stock Purchase Agreement dated December 11, 2018.

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2018

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company, as amended by Amendment No. 1 to Stock Purchase Agreement dated December 11, 2018.